September 12, 2005

Gerald Beckwith, CEO
IPEX, Inc.,
9255 Towne Centre Drive
San Diego, CA  92121

Dear Jerry:

I have reviewed the forwarded 8-K draft by Sichenzia, Ross, Friedman, & Ference
(SRFF) and strongly disagree with its content. A dispute over monies owed identified by SRFF is a minor issue compared with the (4%) 875,028 shares of stock that was fraudulently not assigned to me by former CEO Wolfgang Grabher.

I am departing the Board of Directors of IPEX due to the threats, intimidation, and subterfuge received as the Secretary of IPEX audit committee after contracting Independent Counsel Luce, Forward to investigate securities fraud, perjury, and forgery.

As a de facto employee identified as a "whistleblower", and as a dissident Board member I received retribution emails and phone calls from former CEO Wolfgang Grabher informing me that he and investor Carl Caserta have decided I must leave the Board because I reported the Sarbanes Oxley violation letters to an independent counsel.

In the course of administering the work of the audit committee I received intimidating phone calls, and emails from Atty. Marc Ross in attempts to create subterfuge in the independent counsel investigation of Sarbanes Oxley violations. Atty. Ross serves not only as SEC counsel to IPEX but also as Wolfgang Grabher's personal attorney in recent settlement discussions. I am in agreement with former Board of Director member David Overskei in his final comments and email that "the law firm of SRFF has a much greater "conflict of interest" as a shareholder of the company, than any footnote regarding the audit committee, in giving legal advice to cease an independent counsel investigation."

Please note for your file that in the recent attempts to reach a settlement agreement with the company Atty. Marc Ross demanded of my counsel Atty. Hal Rosner that my legal fee's be increased as further retribution to me.

Please note and review online that the law firm Sichenzia Ross Friedman & Ference filed the following Form 8-K's for two former IPEX Board members with no reasoning for departure and no resignation letter attachments:

      1) Form 8-K filed August 15, 2005 Item 5.02 Departure of Directors or Principle Officers


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      "Effective August 11, 2005 Steven Bodnar resigned from his position as a
      Director of the Company."

*Note: Steven Bodnar's resignation letter was not attached in this filing. You and I are aware from the discussion of the Board of Directors meeting of August 17, 2005 that Mr. Bodnar in no uncertain terms made clear to Director Todd Ault his wish to file suit on the majority of the parties involved in IPEX and its Private Placement Memorandum which he invested in. Ironically the due diligence of the Memorandum was to be done by SRFF according to the investment banker of record David Moss.

      2) Form 8-K filed June 27, 2005 Item 5.02 Departure of Directors or Principal Officers

      "David Overskei resigned from the company's Board of Directors effective 6/21/05. Mr. Overskei was a member of the company's audit committee at the time of his resignation."

*Note:  Again no resignation letter was attached.

In closing I strongly disagree with the attempt by SRFF to post my departure from the Board as a dispute over monies when the truth is my reluctance to serve on a Board that has not resolved outstanding Sarbanes Oxley violations and the appearance of securities, fraud, perjury, and forgery. I am hopeful that the company's current audit committee will address these issues and in a timely fashion report it findings, and therefore did not feel it was necessary to detail all of these facts in my resignation letter.

Please note that at the time of my resignation Mr. Sullivan was the Chairman of the "Code of Ethics" Committee (see online posting), and was a member of the "Stock Option Plan" Committee (drafts forwarded to the Board via email).

Unless the company can agree to post my resignation in a similar fashion to the 8-K filings of former Directors Steven Bodnar and David Overskei I request to have this memorandum posted.

Regards,


Edward Sullivan, Departing Board Member
Founder IPEX, Inc.,
IPEX Shareholder